UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

GlobalSCAPE, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37940G109
(CUSIP Number of Class of Securities)

Matthew Goulet

4500 Lockhill-Selma, Suite 150

San Antonio, TX 78249

(210) 308-8267

With a copy to:

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2289

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$ 1,867.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $15,000,000 in value of shares of the common stock, par value $0.001 per share, of GlobalSCAPE, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,867.50	Filing Party: GlobalSCAPE, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on August 22, 2018 (the “Schedule TO”) by GlobalSCAPE, Inc., a Delaware corporation (“GlobalSCAPE” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $15,000,000 in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price of not greater than $4.50 nor less than $4.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 22, 2018 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

ITEM6. Purposes of the Transaction and Plans or Proposals.

•	(c) On September 13, 2018, the Company filed a Current Report on Form 8-K announcing that it had received an unsolicited offer to acquire all of the Company’s issued and outstanding shares of common stock for $4.15 per share in cash, subject to the completion of due diligence. The Company’s Board of Directors carefully considered the proposal, noting the Company has not conducted and is not conducting a sale process, and concluded that the Company is not for sale. The Company has advised the bidder of its determination. The Company has not received any further communication from the bidder to date. Any future determination of whether to pursue a sale or other strategic transaction would be made by the Company’s board of directors and senior management based on the particular facts and circumstances and an evaluation of whether any such transaction would be in the best interests of our stockholders. The list contained under the heading “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby supplemented to include:
•	GlobalSCAPE’s Current Reports on Form 8-K filed on August 30, 2018, September 4, 2018 and September 13, 2018; and
•	GlobalSCAPE’s Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Stockholders to be held on October 10, 2018.
ITEM 11.	Additional Information.

(c) The list contained under the heading “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby supplemented to include:

•	GlobalSCAPE’s Current Reports on Form 8-K filed on August 30, 2018, September 4, 2018 and September 13, 2018; and
•	GlobalSCAPE’s Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Stockholders to be held on October 10, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

Date: September 13, 2018